Interim Condensed Consolidated Financial Statements of

CGI INC.

For the three months ended December 31, 2025 and 2024
(unaudited)

Interim Consolidated Statements of Earnings
For the three months ended December 31
(in thousands of Canadian dollars, except per share data) (unaudited)

	Notes	2025	2024
		$	$
Revenue	10	4,078,355	3,785,245
Operating expenses
Costs of services, selling and administrative		3,422,704	3,174,150
Restructuring, acquisition and related integration costs	6	26,245	13,364
Net finance costs	7	29,076	6,612
Net foreign exchange loss (gain)		538	(627)
		3,478,563	3,193,499
Earnings before income taxes		599,792	591,746
Income tax expense		157,796	153,166
Net earnings		441,996	438,580
Earnings per share
Basic earnings per share	5b	2.05	1.95
Diluted earnings per share	5b	2.03	1.92

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2025 and 2024    1

Interim Consolidated Statements of Comprehensive Income
For the three months ended December 31
(in thousands of Canadian dollars) (unaudited)

	2025	2024
	$	$
Net earnings	441,996	438,580
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized (losses) gains on translating financial statements of foreign operations	(190,250)	229,342
Net gains (losses) on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations	42,028	(75,228)
Deferred (costs) gains of hedging on cross-currency swaps	(2,618)	2,561
Net unrealized (losses) gains on cash flow hedges	(8,508)	22,023
Net unrealized losses on financial assets at fair value through other comprehensive income	(934)	(383)
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement gains (losses) on defined benefit plans	744	(5,871)
Other comprehensive (loss) income	(159,538)	172,444
Comprehensive income	282,458	611,024

See Notes to the Interim Condensed Consolidated Financial Statements.
CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2025 and 2024    2

Interim Consolidated Balance Sheets
(in thousands of Canadian dollars) (unaudited)

	Notes	As at December 31, 2025	As at September 30, 2025
		$	$
Assets
Current assets
Cash and cash equivalents	9c and 11	836,369	864,209
Accounts receivable		1,553,570	1,613,777
Work in progress		1,182,524	1,367,989
Current financial assets	11	5,218	6,167
Prepaid expenses and other current assets		184,852	193,896
Income taxes		19,290	28,705
Total current assets before funds held for clients		3,781,823	4,074,743
Funds held for clients		792,220	978,436
Total current assets		4,574,043	5,053,179
Property, plant and equipment		364,686	377,900
Right-of-use assets		555,530	541,987
Contract costs		371,377	370,932
Intangible assets		879,727	888,006
Other long-term assets		136,414	143,320
Long-term financial assets		163,880	162,438
Deferred tax assets		209,675	239,284
Goodwill		11,658,020	11,744,782
		18,913,352	19,521,828

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,004,069	1,014,834
Accrued compensation and employee-related liabilities		1,172,965	1,269,767
Deferred revenue		639,219	577,286
Income taxes		99,978	79,333
Current portion of long-term debt		822,040	845,253
Current portion of lease liabilities		176,728	173,071
Provisions		133,216	144,331
Current derivative financial instruments	11	31,057	24,622
Total current liabilities before clients’ funds obligations		4,079,272	4,128,497
Clients’ funds obligations		788,523	973,673
Total current liabilities		4,867,795	5,102,170
Long-term debt		2,771,219	2,792,582
Long-term lease liabilities		521,054	520,413
Long-term provisions		31,701	39,665
Other long-term liabilities		336,171	341,173
Long-term derivative financial instruments	11	179,164	173,105
Deferred tax liabilities		64,833	71,673
Retirement benefits obligations		194,729	198,715
		8,966,666	9,239,496
Equity
Retained earnings		7,297,175	7,428,172
Accumulated other comprehensive income	4	842,806	1,002,344
Capital stock	5a	1,493,280	1,499,917
Contributed surplus		313,425	351,899
		9,946,686	10,282,332
		18,913,352	19,521,828
See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2025 and 2024    3

Interim Consolidated Statements of Changes in Equity
For the three months ended December 31
(in thousands of Canadian dollars) (unaudited)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$
Balance as at September 30, 2025		7,428,172	1,002,344	1,499,917	351,899	10,282,332
Net earnings		441,996	—	—	—	441,996
Other comprehensive loss		—	(159,538)	—	—	(159,538)
Comprehensive income		441,996	(159,538)	—	—	282,458
Share-based payment costs		—	—	—	18,109	18,109
Income tax impact associated with share-based payments		—	—	—	210	210
Exercise of stock options	5a	—	—	17,882	(2,965)	14,917
Settlement of performance share units	5a	952	—	35,390	(53,828)	(17,486)
Purchase for cancellation of Class A subordinate voting shares and related tax	5a	(536,945)	—	(40,746)	—	(577,691)
Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(19,163)	—	(19,163)
Cash dividends declared	5a	(37,000)	—	—	—	(37,000)
Balance as at December 31, 2025		7,297,175	842,806	1,493,280	313,425	9,946,686

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$
Balance as at September 30, 2024		7,129,370	451,253	1,470,333	377,034	9,427,990
Net earnings		438,580	—	—	—	438,580
Other comprehensive income		—	172,444	—	—	172,444
Comprehensive income		438,580	172,444	—	—	611,024
Share-based payment costs		—	—	—	24,278	24,278
Income tax impact associated with share-based payments		—	—	—	1,176	1,176
Exercise of stock options	5a	—	—	19,451	(3,179)	16,272
Settlement of performance share units	5a	(15,193)	—	31,621	(46,587)	(30,159)
Purchase for cancellation of Class A subordinate voting shares and related tax	5a	(137,341)	—	(7,939)	—	(145,280)
Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(13,323)	—	(13,323)
Cash dividends declared	5a	(34,133)	—	—	—	(34,133)
Balance as at December 31, 2024		7,381,283	623,697	1,500,143	352,722	9,857,845

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2025 and 2024    4

Interim Consolidated Statements of Cash Flows
For the three months ended December 31
(in thousands of Canadian dollars) (unaudited)

	Notes	2025	2024
		$	$
Operating activities
Net earnings		441,996	438,580
Adjustments for:
Amortization and depreciation		148,752	141,518
Deferred income tax expense		23,525	2,994
Net foreign exchange gain		(1,495)	(8,584)
Share-based payment costs		18,109	24,278
Loss on sale of property, plant and equipment and on lease terminations		104	52
Net change in non-cash working capital items and others	9a	240,934	47,585
Cash provided by operating activities		871,925	646,423

Investing activities
Net change in short-term investments		(1,057)	1,489
Business acquisitions (net of cash acquired)	8	(105,711)	(30,041)
Loan receivable		—	1,358
Purchase of property, plant and equipment		(24,729)	(25,998)
Proceeds from sale of property, plant and equipment		—	1,295
Additions to contract costs		(22,846)	(22,253)
Additions to intangible assets		(38,926)	(34,913)
Purchase of long-term investments		(32,027)	(16,866)
Proceeds from sale of long-term investments		26,238	11,559
Cash used in investing activities		(199,058)	(114,370)

Financing activities
Payment of lease liabilities		(47,099)	(41,618)
Repayment of debt assumed from business acquisitions	11	(13,899)	—
Purchase for cancellation of Class A subordinate voting shares and related tax	5a	(576,613)	(152,949)
Issuance of Class A subordinate voting shares	5a	14,917	16,284
Purchase of Class A subordinate voting shares held in trusts	5a	(19,163)	(13,323)
Withholding taxes remitted on the net settlement of performance share units	5a	(17,486)	(30,159)
Cash dividends paid	5a	(37,000)	(34,133)
Net change in clients' funds obligations		(185,002)	438,130
Cash (used in) provided by financing activities		(881,345)	182,232
Effect of foreign exchange rate changes on cash, cash equivalents and cash included in funds held for clients		(11,280)	60,102
Net (decrease) increase in cash, cash equivalents and cash included in funds held for clients		(219,758)	774,387
Cash, cash equivalents and cash included in funds held for clients, beginning of period		1,568,712	1,694,729
Cash, cash equivalents and cash included in funds held for clients, end of period		1,348,954	2,469,116

Cash composition:
Cash and cash equivalents		836,369	1,801,250
Cash included in funds held for clients		512,585	667,866

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2025 and 2024    5

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.Description of business
CGI Inc. (the Company), directly or through its subsidiaries, provides managed information technology (IT) and business process services, business and strategic IT consulting and systems integration services, and intellectual property (IP) business solutions to help clients effectively realize their strategies and create added value. The Company was incorporated under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.
2.Basis of preparation
These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, Summary of material accounting policies, of the Company’s consolidated financial statements for the years ended September 30, 2025 and 2024 which were consistently applied to all periods presented.
These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the years ended September 30, 2025 and 2024.
The Company’s interim condensed consolidated financial statements for the three months ended December 31, 2025 and 2024 were authorized for issue by the Board of Directors on January 27, 2026.
3.Accounting policies
FUTURE ACCOUNTING STANDARD CHANGES
The following standard amendments have been issued and will be effective as of October 1, 2026 for the Company, with earlier application permitted. The Company is in the process of evaluating the impact that these standard amendments may have on its interim condensed consolidated financial statements.
Classification and measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7
In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments, which amend IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The standard amendments clarify that a financial liability is derecognized on the settlement date, specifically when the related obligation is discharged or cancelled or expires or the liability otherwise qualified for derecognition. Furthermore, they clarify the treatment of non-recourse assets and contractually linked instruments and they introduce additional disclosures for financial assets and liabilities with contractual terms that reference a contingent event, and equity instruments classified at fair value through other comprehensive income. The new requirements will be applied retrospectively. An entity is required to disclose information about financial assets that change their measurement category due to the standard amendments.
The following standard has been issued by the IASB and will be effective as of October 1, 2027 for the Company, with earlier application permitted. The Company is in the process of evaluating the impact of this standard on its interim condensed consolidated financial statements.
IFRS 18 - Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements which is set to replace IAS 1 Presentation of Financial Statements. The new IFRS accounting standard is aimed to improve comparability and transparency of communication in financial statements. While a number of sections from IAS 1 have been brought forward to IFRS 18, the standard introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined financial performance measures used in public communications outside financial statements and includes new requirements for aggregation and disaggregation of financial information based on the identified roles of the primary financial statements and the notes. Retrospective application is required in both annual and interim financial statements.
CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2025 and 2024    6

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

4.    Accumulated other comprehensive income

	As at December 31, 2025	As at September 30, 2025
	$	$
Items that will be reclassified subsequently to net earnings:
Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $59,088 ($59,141 as at September 30, 2025)	1,398,730	1,588,980
Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $53,291 ($46,173 as at September 30, 2025)	(500,281)	(542,309)
Deferred gains of hedging on cross-currency swaps, net of accumulated income tax expense of $2,079 ($2,538 as at September 30, 2025)	14,512	17,130
Net unrealized losses on cash flow hedges, net of accumulated income tax recovery of $12,798 ($10,042 as at September 30, 2025)	(42,867)	(34,359)
Net unrealized gains on financial assets at fair value through other comprehensive income, net of accumulated income tax expense of $1,021 ($1,361 as at September 30, 2025)	3,394	4,328
Items that will not be reclassified subsequently to net earnings:
Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $11,104 ($11,755 as at September 30, 2025)	(30,682)	(31,426)
	842,806	1,002,344
For the three months ended December 31, 2025, $470,000 of the net unrealized losses on cash flow hedges, net of income tax recovery of $74,000, previously recognized in other comprehensive income were reclassified in the consolidated statements of earnings ($2,838,000 of the net unrealized gains on cash flow hedges, net of income tax expense of $940,000, were reclassified for the three months ended December 31, 2024).
For the three months ended December 31, 2025, $2,898,000 of the deferred gains of hedging on cross-currency swaps, net of income tax expense of $443,000, were also reclassified in the consolidated statements of earnings ($3,274,000 net of income tax expense of $500,000, were reclassified for the three months ended December 31, 2024).
5.    Capital stock, share-based payments and earnings per share
a)Capital stock and share-based payments

Class A subordinate voting shares			Class B shares (multiple voting)			Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2025	195,939,991	1,466,264	24,122,758	33,653	220,062,749	1,499,917
Release of Class A subordinate voting shares held in trusts	—	35,390	—	—	—	35,390
Purchased and held in trusts	—	(19,163)	—	—	—	(19,163)
Issued upon exercise of stock options	216,747	17,882	—	—	216,747	17,882
Purchased and cancelled	(4,576,353)	(40,046)	—	—	(4,576,353)	(40,046)
Purchased and not cancelled	—	(700)	—	—	—	(700)
As at December 31, 2025	191,580,385	1,459,627	24,122,758	33,653	215,703,143	1,493,280

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2025 and 2024    7

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.    Capital stock, share-based payments and earnings per share (continued)
a)Capital stock and share-based payments (continued)
i)Performance share units and shares held in trusts
During the three months ended December 31, 2025, 875,195 performance share units (PSUs) were granted, 491,080 were settled and 168,672 were forfeited (667,657 were granted, 490,693 were settled and 352,142 were forfeited during the three months ended December 31, 2024). The PSUs granted in the period had a weighted average grant date fair value of $125.13 per unit ($159.41 per unit during the three months ended December 31, 2024).
During the three months ended December 31, 2025, 347,261 Class A subordinate voting shares held in trust were released (296,765 during the three months ended December 31, 2024) with a recorded value of $35,390,000 ($31,621,000 during the three months ended December 31, 2024) that was removed from contributed surplus.
During the three months ended December 31, 2025, the Company remitted $17,486,000 in cash to tax authorities on behalf of employees, representing withholding taxes deducted from employees under the Share Unit Plan ($30,159,000 during the three months ended December 31, 2024).
During the three months ended December 31, 2025, the trustees, in accordance with the terms of the Share Unit Plan and Trust Agreements, purchased 153,783 Class A subordinate voting shares of the Company on the open market (84,456 during the three months ended December 31, 2024) for a total cash consideration of $19,163,000 ($13,323,000 during the three months ended December 31, 2024).
As at December 31, 2025, 2,053,876 Class A subordinate voting shares were held in trusts under the Share Unit Plan (2,389,047 as at December 31, 2024 and 2,247,354 as at September 30, 2025).
ii)Exercises of stock options
During the three months ended December 31, 2025, 216,747 stock options were exercised and nil were forfeited (233,682 were exercised and nil were forfeited during the three months ended December 31, 2024).
The carrying value of Class A subordinate voting shares includes $2,965,000 which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the three months ended December 31, 2025 ($3,179,000 during the three months ended December 31, 2024).
iii)Shares purchased and cancelled
On January 27, 2026, the Company’s Board of Directors authorized, subject to regulatory approval from the Toronto Stock Exchange (TSX), the renewal of its Normal Course Issuer Bid (NCIB), which allows for the purchase for cancellation of up to 18,975,360 Class A subordinate voting shares on the open market through the TSX, the New York Stock Exchange (NYSE) and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares will be available for purchase for cancellation commencing on February 6, 2026, until no later than February 5, 2027, or on such earlier date when the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or elects to terminate the bid.
During the three months ended December 31, 2025, the Company purchased for cancellation 4,574,753 Class A subordinate voting shares under its current NCIB for a total cash consideration of $566,887,000 and the excess of the purchase price over the carrying value in the amount of $526,141,000 was charged to retained earnings.
Of the purchased Class A subordinate voting shares, 78,700 Class A subordinate voting shares with a carrying value of $701,000 and a purchase value of $9,994,000 were neither paid or cancelled as at December 31, 2025. Furthermore, during the three months ended December 31, 2025, the Company paid for and cancelled 80,300 Class A subordinate voting shares under its current NCIB, with a carrying value of $708,000 and for a total cash consideration of $9,935,000, which were purchased but were neither paid nor cancelled as at September 30, 2025.
During the three months ended December 31, 2025, the Company recorded $10,804,000 related to a 2.0% tax on the value of Class A subordinate voting shares repurchased, net of the value of new equity issued through stock options exercised, as part of accrued liabilities and with a corresponding reduction in retained earnings ($2,129,000 during the three months ended December 31, 2024). In addition, during the three months ended December 31, 2025, the Company paid $9,785,000 in relation to such tax ($13,565,000 during the three months ended December 31, 2024).
CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2025 and 2024    8

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.    Capital stock, share-based payments and earnings per share (continued)
a)Capital stock and share-based payments (continued)
iv)    Dividends
During the three months ended December 31, 2025, the Company declared and paid the following quarterly cash dividend to holders of Class A subordinate voting shares and Class B shares (multiple voting):

	2025		2024
Dividend Payment Month	Dividend per Share	Value	Dividend per Share	Value
	$		$
December	0.17	37,000	0.15	34,133
		37,000		34,133
On January 27, 2026, the Company’s Board of Directors approved a quarterly cash dividend for holders of Class A subordinate voting shares and Class B shares (multiple voting) of $0.17 per share. This dividend is payable on March 20, 2026 to shareholders of record as of the close of business on February 18, 2026.
b) Earnings per share
The following table sets forth the computation of basic and diluted earnings per share for the three months ended December 31:

	2025			2024
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	441,996	215,952,333	2.05	438,580	225,191,270	1.95
Net effect of dilutive stock options and PSUs[2]		1,711,738			3,050,206
Diluted	441,996	217,664,071	2.03	438,580	228,241,476	1.92
1    During the three months ended December 31, 2025, 4,574,753 Class A subordinate voting shares purchased for cancellation and 2,053,876 Class A subordinate voting shares held in trust were excluded from the calculation of the weighted average number of shares outstanding as of the date of transaction (927,599 and 2,389,047, respectively during the three months ended December 31, 2024).
2    For the three months ended December 31, 2025 and 2024, no stock options were excluded from the calculation of the diluted earnings per share as all stock options were dilutive.
6.    Restructuring, acquisition and related integration costs

	Three months ended December 31
	2025	2024
	$	$
Restructuring	—	8,300
Acquisition and related integration costs	26,245	5,064
	26,245	13,364
During the three months ended December 31, 2024, the Company initiated a restructuring program which was targeted within its Continental European operations to realign its cost structure with current market conditions. As at September 30, 2025, the Company completed its restructuring program for a total cost of $196,796,000. During the three months ended December 31, 2024, the Company recorded costs for terminations of employment of $8,300,000 under this initiative.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2025 and 2024    9

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.     Restructuring, acquisition and related integration costs (continued)
During the three months ended December 31, 2025, the Company incurred $26,245,000, of acquisition and related integration costs ($5,064,000 for the three months ended December 31, 2024). These costs were related to redundancy of employment of $20,068,000 ($1,019,000 during the three months ended December 31, 2024), integration costs towards the CGI operating model of $5,012,000 ($1,356,000 during the three months ended December 31, 2024), legal and professional fees of $1,019,000 ($1,488,000 during the three months ended December 31, 2024), as well as costs of vacating leased premises of $146,000 ($1,201,000 during the three months ended December 31, 2024).
7.    Net finance costs

	Three months ended December 31
	2025	2024
	$	$
Interest on long-term debt	23,949	14,909
Interest on lease liabilities	8,119	7,094
Net interest costs on net defined benefit pension plans	633	1,621
Other finance costs	—	86
Finance costs	32,701	23,710
Finance income	(3,625)	(17,098)
	29,076	6,612
8.    Investments in subsidiaries
a)     Acquisitions and disposals
The Company made the following acquisitions during the three months ended December 31, 2025:
–On December 2, 2025, the Company acquired all of the issued and outstanding shares of Online Business Systems (OBS), an IT consulting firm, based in Canada with operations in the U.S. More than 350 professionals joined CGI from OBS. The acquisition is reported under the Canada and U.S. Commercial and State Government operating segments.
–On December 22, 2025, the Company acquired all of the issued and outstanding shares Comarch Polska SA (Comarch Polska), a subsidiary of Comarch SA, specializing in IT solutions, based in Poland. More than 460 professionals joined CGI from Comarch Polska. The acquisition is reported under the Finland, Poland and Baltics operating segment.
These acquisitions were made to further expand CGI's footprint in their respective regions and to complement CGI's proximity model.
The purchase prices for the above acquisitions are mainly allocated to goodwill, which is not deductible for tax purposes, and mostly represents the future economic value associated with acquired work force and synergies with the Company’s operations. The estimated fair value of all assets acquired and liabilities assumed for these acquisitions is preliminary and will be completed as soon as management will have gathered all the significant information available and considered necessary in order to finalize this allocation.
There were no material disposals for the three months ended December 31, 2025.
b)     Business acquisitions realized in the prior fiscal year
During the three months ended December 31, 2025, the Company finalized the fair value assessment of assets acquired and liabilities assumed for Daugherty Systems, Inc. with no adjustment.
During the three months ended December 31, 2025, the Company paid $4,525,000 related to acquisitions realized in the prior fiscal year.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2025 and 2024    10

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.    Supplementary cash flow information
a) Net change in non-cash working capital items and others is as follows for the three months ended December 31:

	2025	2024
	$	$
Accounts receivable	88,422	7,969
Work in progress	178,319	99,135
Prepaid expenses and other assets	12,676	32,166
Long-term financial assets	(5,809)	(2,945)
Accounts payable and accrued liabilities	(6,165)	(79,999)
Accrued compensation and employee-related liabilities	(98,927)	(69,139)
Deferred revenue	56,288	19,902
Income taxes	15,714	22,237
Provisions	(16,700)	(347)
Long-term liabilities	13,620	20,442
Derivative financial instruments	(36)	(16)
Retirement benefits obligations	3,532	(1,820)
	240,934	47,585
b) Interest paid and received and income taxes paid are classified within operating activities and are as follows for the three months ended December 31:

	2025	2024
	$	$
Interest paid	10,902	7,780
Interest received	5,690	17,249
Income taxes paid	98,406	108,054
c) Cash and cash equivalents consisted of unrestricted cash as at December 31, 2025 and September 30, 2025.
CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2025 and 2024    11

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.    Segmented information
The following tables present information on the Company's operations which are managed through the following nine operating segments: Western and Southern Europe (primarily France, Portugal and Spain); United States (U.S.) Commercial and State Government; United Kingdom (U.K.) and Australia; Canada; U.S. Federal; Scandinavia, Northwest and Central-East Europe (primarily Sweden, Netherlands, Norway, Denmark and Czech Republic); Finland, Poland and Baltics; Germany; and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific).
Effective October 1, 2025, the Company realigned its management structure, resulting in the transfer of its Luxembourg operations from the Western and Southern Europe operating segment to the Scandinavia, Northwest, and Central-East Europe operating segment.
The operating segments reflect the revised management structure and the way that the Chief Operating Decision-Maker (CODM), who is the President and Chief Executive Officer of the Company, evaluates the business. The Company has restated the segmented information for the comparative period to conform to the new segmented information structure.

		For the three months ended December 31, 2025
	Western and Southern Europe	U.S. Commercial and State Government	U.K. and Australia	Canada	U.S. Federal	Scandinavia, Northwest and Central-East Europe	Finland, Poland and Baltics	Germany	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	763,883	605,851	551,209	508,911	494,931	469,611	239,173	227,390	250,918	(33,522)	4,078,355
Segment earnings before restructuring, acquisition and related integration costs, net finance costs and income tax expense	107,938	81,289	88,018	121,768	58,059	64,693	36,526	25,379	71,443	—	655,113
Restructuring, acquisition and related integration costs (Note 6)											(26,245)
Net finance costs (Note 7)											(29,076)
Earnings before income taxes											599,792
Additional information:
Salaries, other employee costs and contracted labour costs	592,419	438,028	366,729	301,141	377,425	313,578	155,080	173,125	156,768	—	2,874,293
Amortization and depreciation	23,452	25,412	17,788	17,108	11,457	22,676	9,925	11,289	9,393	—	148,500

		For the three months ended December 31, 2024
	Western and Southern Europe	U.S. Commercial and State Government	U.K. and Australia	Canada	U.S. Federal	Scandinavia, Northwest and Central-East Europe	Finland, Poland and Baltics	Germany	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	645,218	578,233	406,186	528,646	566,040	415,093	224,062	213,972	248,717	(40,922)	3,785,245
Segment earnings before restructuring, acquisition and related integration costs, net finance costs and income tax expense	83,000	78,001	66,956	127,231	73,233	47,960	29,091	25,439	80,811	—	611,722
Restructuring, acquisition and related integration costs (Note 6)											(13,364)
Net finance costs (Note 7)											(6,612)
Earnings before income taxes											591,746
Additional information:
Salaries, other employee costs and contracted labour costs	506,641	420,320	259,941	309,342	419,752	290,366	147,862	164,385	148,250	—	2,666,859
Amortization and depreciation	18,440	25,900	10,448	16,581	21,115	20,628	9,574	9,817	7,749	—	140,252

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2025 and 2024    12

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.    Segmented information (continued)
The accounting policies of each operating segment are the same as those described in Note 3, Summary of material accounting policies, of the Company’s consolidated financial statements for the years ended September 30, 2025 and 2024. Intersegment revenue is priced as if the revenue was from third parties.
GEOGRAPHIC INFORMATION
The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue, for the three months ended December 31:

	2025	2024
	$	$
Western and Southern Europe
France	665,931	560,322
Portugal	34,740	32,157
Spain	33,386	31,692
Others	13,137	8,318
	747,194	632,489

U.S.[1]	1,176,494	1,211,767

U.K. and Australia
U.K.	579,077	437,832
Australia	19,680	20,808
	598,757	458,640

Canada	566,547	578,856

Scandinavia, Northwest and Central-East Europe
Sweden	203,689	172,697
Netherlands	176,295	165,832
Norway	28,422	27,083
Denmark	25,823	23,059
Czech Republic	23,508	18,583
Others	28,353	25,085
	486,090	432,339

Finland, Poland and Baltics
Finland	229,678	220,950
Others	22,909	18,252
	252,587	239,202

Germany	249,836	230,719

Asia Pacific
Others	850	1,233
	850	1,233
	4,078,355	3,785,245
1    External revenue included in the U.S Commercial and State Government and U.S. Federal operating segments was $681,371,000 and $495,123,000, respectively, for the three months ended December 31, 2025 ($644,075,000 and $567,692,000, respectively, for the three months ended December 31, 2024).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2025 and 2024    13

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.    Segmented information (continued)
INFORMATION ABOUT SERVICES
The following table provides revenue information based on services provided by the Company for the three months ended December 31:

	2025	2024
	$	$
Managed IT and business process services	2,214,713	2,166,306
Business and strategic IT consulting and systems integration services	1,863,642	1,618,939
	4,078,355	3,785,245
MAJOR CLIENT INFORMATION
Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $494,277,000 and 12.1% of revenues for the three months ended December 31, 2025 ($564,957,000 and 14.9% for the three months ended December 31, 2024).
11.    Financial instruments
All financial instruments are initially measured at their fair value and are subsequently classified either at amortized cost, at fair value through earnings (FVTE) or at fair value through other comprehensive income (FVOCI).
There were no changes in valuation techniques used for fair value measurements during the three months ended December 31, 2025.
The following table presents the financial liabilities included in the long-term debt measured at amortized cost categorized using the fair value hierarchy.

		As at December 31, 2025		As at September 30, 2025
	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
2021 U.S. Senior Notes	Level 2	1,365,613	1,297,670	1,386,564	1,310,044
2021 CAD Senior Notes	Level 2	598,080	580,084	597,892	580,561
2024 CAD Senior Notes	Level 2	747,244	762,347	747,001	766,844
2025 U.S. Senior Notes	Level 2	881,132	915,760	894,509	930,366
Other long-term debt	Level 2	1,190	1,209	11,869	11,892
		3,593,259	3,557,070	3,637,835	3,599,707
For the remaining financial assets and liabilities measured at amortized cost, the carrying values approximate the fair values of the financial instruments given their short-term maturity.
On December 18, 2025, the Company launched an offer to exchange all of its outstanding U.S. $650,000,000 in aggregate principal amount of senior unsecured notes, originally issued on March 14, 2025, for an equivalent amount of notes registered with the U.S. Securities and Exchange Commission. The exchange offer was completed on January 26, 2026.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2025 and 2024    14

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

11.    Financial instruments (continued)
The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at December 31, 2025	As at September 30, 2025
		$	$
Financial assets
FVTE
Cash and cash equivalents	Level 2	836,369	864,209
Cash included in funds held for clients	Level 2	512,585	704,503
Deferred compensation plan assets	Level 1	129,161	125,388
		1,478,115	1,694,100
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments included in current financial assets	Level 2
Cross-currency swaps		32	1,011
Foreign currency forward contracts		454	1,481
Long-term derivative financial instruments	Level 2
Cross-currency swaps		185	395
Foreign currency forward contracts		782	459
		1,453	3,346
FVOCI
Short-term investments included in current financial assets	Level 2	4,732	3,675
Long-term bonds included in funds held for clients	Level 2	246,635	240,932
Long-term investments	Level 2	26,755	27,687
		278,122	272,294
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2
Cross-currency swaps		3,362	3,036
Foreign currency forward contracts		27,695	21,586
Long-term derivative financial instruments	Level 2
Cross-currency swaps		132,834	136,155
Foreign currency forward contracts		46,330	36,950
		210,221	197,727

There have been no transfers between Level 1 and Level 2 during the three months ended December 31, 2025.
CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2025 and 2024    15